May 2, 2008

VIA EDGAR

Mail Stop 7010
Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Calton, Inc.
Comment Letter Dated April 21, 2008
Form 10-KSB for the year ended November 30, 2007
Form 10-QSB for the period ended February 29, 2008
File No. 1-8846

Dear Mr. Decker:

This letter is provided in response to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) to Vicky F. Savage, Acting Chief Financial Officer of Calton, Inc. (the “Company”), by letter dated April 21, 2008.  The Staff’s comments and the responses thereto are set forth below.

Form 10-KSB for the fiscal year ended November 30, 2007

RE:  Note 8 – Related Party Transactions, page F-15

1.
Comment – We have reviewed your response to prior comment 9.  You have determined that you and AFP Enterprises, Inc. are under common control.  It is unclear how you accounted for the transactions with AFP Enterprises, Inc. in light of this relationship.  Please provide us with a detailed explanation as to how you accounted for each of the two homes involved in the transaction as well as how you determined this accounting was appropriate.  Please specifically address the following:

●
Please tell us how you recorded each of the transactions on your financial statements, including the specific financial statement line items impacted and corresponding amounts recorded.  Please clarify whether you recorded a gain on your statements of operations related to the two homes.  If so, tell us the amount recorded for each home; and

●
Please tell us how you determined it was appropriate to treat the transaction as a sale-leaseback transaction pursuant to SFAS 98.  Please address each of the criteria in paragraph 7 of SFAS 98. Please also tell is what consideration was given to paragraph 29 of SFAS 13 in the accounting for this transaction.

Securities and Exchange Commission

5/2/2008

Response –

●	The transactions for the two homes were recorded as follows and items not on our financial statements are labeled “not shown”:

			Financial Statement Line

Lot 158 –	Sale price	$629,000	Revenue – Related Party
	Cost of Sales	589,000	Cost of Sales – Related Party
	Gross Profit	$40,000	Gain on sale (not shown)

	Warranty liability	$3,000	Accrued Expenses

Lot 133 –	Sale price	$617,000
	Deferred revenue	(320,000)
	Recognized rev.	$297,000	Revenue – Related Party

	Cost of Sales	$571,000
	Deferred COGS	(296,000)
	Recorded COGS	$275,000	Cost of Sales – Related Party

	Gross Profit	$46,000	Total gain on sale (not shown)
	Deferred profit	(24,000)	Other Current Liabilities
	Recorded profit	$22,000	Recorded gain on sale (not shown)

	Warranty liability	$3,000	Accrued Expenses

Gross profit is not a separate line on our Statement of Operations. Operating expenses are added to cost of goods sold and then subtracted from revenue to arrive at operating income or loss.

●
In accordance with paragraph 7 of SFAS 98, there are three primary criteria that all need to be met in order to qualify for sale-leaseback accounting.  We believe we have met all three criteria as follows:

Paragraph 7.a. - a normal leaseback
This transaction qualified as a normal leaseback due to the Company leasing the home purchased by AFP Enterprises to be used as a model home for one year. Since the sale was consummated similar to our other sales, and the Company is using the lot as a model home, we have concluded that we are actively using the property as we have more than a minor use, but not a substantial use of the property. Additionally, we have concluded that the rental payments are reasonable, and the net present value (NPV) of the one year lease is less than 10% of the fair value of the property sold.

Securities and Exchange Commission

5/2/2008

Paragraph 7.b. – payment terms adequately demonstrate the buyer-lessor initial and continuing investment in the property

The contract sales price to AFP was based on our estimated cost of completion plus a margin of 10%, which was the average margin of previous sales made in 2007 to all customers (excluding model homes which typically have higher prices).  AFP paid the full price at closing for the home which is the time of the closing and title transfer.  The Company does not offer mortgage financing or other mortgage services to any customers.  The buyers obtain financing from third party lenders.  Thus, we believe that the payment terms adequately demonstrate the buyer-lessor’s initial and continuing investment in the property.

Paragraph 7.c. – Payment terms and provisions that transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement

As described previously, the title passes to the buyer at the time of closing.  Subsequent to closing, the Company has no option agreement or other obligation to repurchase the property at a future date. Additionally, the Company has not guaranteed any type of investment return on any future sales of the home to the customer.  All risks and rewards of ownership transfer to the buyer, and there is no other continuing involvement by the Company.

As stated in paragraph 29 in SFAS 13, leases between related parties are to be treated in the same manner as those between unrelated parties unless it is clear that the terms of the transaction have been significantly affected by the fact that the lessee and lessor are related.   We believe that we treated this transaction as if both parties were unrelated. We recognized an 8% gross profit on the home which was in line with our average of 10% gross profit on all homes sold in 2007.  All sales concessions and incentives offered to AFP Enterprises, in order to sell the home, were the same sales concessions or incentives that are given to other customers in the normal course of business.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

5/2/2008

We hope that we have been responsive to each of the issues raised by you in your letter dated April 21, 2008.  If you have any questions with any position taken by us in this letter, we respectfully request that you contact me directly to address the issue of particular concern.  I can be reached at (772) 794-1414.

Very truly yours,

/s/ Vicky F. Savage
VICKY F. SAVAGE
Acting Chief Financial Officer & Treasurer
VFS/mm
cc:	Philip D. Forlenza
Jeffrey Gordon